                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            NTS Mortgage Income Fund
                            ------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    629419102
                                 (CUSIP Number)

                                 J. D. Nichols,
                       Chairman of the Board of Directors
                         of NTS Mortgage Income Fund and
                              Manager of ORIG, LLC
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 22, 2001

             (Date of Event which Requires of Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box:
[  ]



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CUSIP No. 629419102                                                 Page 2 of 11


                                  INTRODUCTION

         This Schedule 13D is being filed on behalf of: J.D. Nichols; NTS Corporation, a Kentucky corporation; ORIG, LLC, a Kentucky limited liability company of which Mr. Nichols is the manager ("ORIG"); and Ocean Ridge Investments, Ltd., a Florida limited partnership ("Ocean Ridge"). Mr. Nichols, NTS Corporation, ORIG and Ocean Ridge (the "Reporting Persons") may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended ("Exchange Act").

         On October 11, 2001, ORIG purchased 5,787 shares of common stock, $0.001 par value ("Shares"), from one stockholder in NTS Mortgage Income Fund, a Delaware corporation (the "Issuer") for total consideration of $17,360.99, or a price per Share of $3.00. As a result of this purchase, the number of Shares owned by ORIG increased from 47,532 to 53,319. As the result of previous transactions, Ocean Ridge owns 95,793 Shares, Barbara Nichols, the wife of J.D. Nichols, owns 800 Shares, and NTS Corporation owns 10,460.27 Shares.

         The total number of Shares beneficially owned by the Reporting Persons is 160,372, or 5.03% of the Issuer's 3,187,333 outstanding Shares. The Reporting Persons are hereby filing this Schedule 13D to reflect the acquisition of beneficial ownership of more than five percent of outstanding Shares of the Issuer.


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CUSIP No. 629419102                                                Page 3 of 11


         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  J. D. Nichols
--------------------------------------------------------------------------------

         2)       Check  the  Appropriate  Box  if  a  Member  of a  Group  (See
                  Instructions)

                  (a)      [   ]

                  (b)      [X]
--------------------------------------------------------------------------------


         3)       SEC Use Only
--------------------------------------------------------------------------------


         4)       Source of Funds: WC
--------------------------------------------------------------------------------


         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------


         6)       Citizenship or Place of Organization:  U.S.A.
--------------------------------------------------------------------------------


         Number of Shares Beneficially Owned by Each Reporting Person With:

         7)       Sole Voting Power                  159,572(1)(3)(4)
--------------------------------------------------------------------------------


         8)       Shared Voting Power                800 (2)
--------------------------------------------------------------------------------


         9)       Sole Dispositive Power             159,572(1)(3)(4)
--------------------------------------------------------------------------------


         10)      Shared Dispositive Power           800 (2)
--------------------------------------------------------------------------------


         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  160,372(1)(2)(3)(4)

--------------------------------------------------------------------------------

         12)      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares: [ ]

--------------------------------------------------------------------------------

         13)      Percent of Class Represented by Row (11): 5.03%
--------------------------------------------------------------------------------


         14)      Type of Reporting Person:  IN
--------------------------------------------------------------------------------


1 Includes: (i) 10,460 Shares owned by NTS Corporation; (ii) 95,793 Shares owned by Ocean Ridge; and (iii) 53,319 Shares owned by ORIG.

2 Consists of 800 Shares owned by Barbara Nichols, Mr. Nichols wife. Mr. Nichols disclaims beneficial ownership of these Shares.

3    Mr. Nichols disclaims beneficial ownership of 159,839 Shares, including:
     (i) 95,793 Shares owned by Ocean Ridge; (ii) 10,460 Shares owned by NTS Corporation; (iii) 800 Shares owned by Barbara Nichols and (iv) 52,786, or 99%, of the Shares owned by ORIG.

4 Mr. Nichols has the power to direct the voting and disposition of these Shares by virtue of the fact that he is the Manager of ORIG, the Chairman of the Board of NTS Corporation and the Chairman of the Board of BKK, Financial, Inc. which is the general partner of Ocean Ridge.


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CUSIP No. 629419102                                              Page 4 of 11



    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

         Ocean Ridge Investments, Ltd., a Florida limited partnership
--------------------------------------------------------------------------------


    2)   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [   ]

         (b)      [X]
--------------------------------------------------------------------------------


    3)   SEC Use Only
--------------------------------------------------------------------------------


    4)   Source of Funds: WC
--------------------------------------------------------------------------------


     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------


    6)   Citizenship or Place of Organization:       Florida limited partnership
--------------------------------------------------------------------------------


    Number of Shares Beneficially Owned by Each Reporting Person With:

    7)   Sole Voting Power                  95,793
--------------------------------------------------------------------------------


    8)   Shared Voting Power                64,579(1)(2)
--------------------------------------------------------------------------------


    9)   Sole Dispositive Power             95,793
--------------------------------------------------------------------------------


    10)  Shared Dispositive Power           64,579(1)(2)
--------------------------------------------------------------------------------


     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          160,372(3)

--------------------------------------------------------------------------------

    12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [  ]
--------------------------------------------------------------------------------


    13)  Percent of Class Represented by Row (11): 5.03%
--------------------------------------------------------------------------------


    14)  Type of Reporting Person:  PN
--------------------------------------------------------------------------------


1 Includes: (i) 10,460 Shares owned by NTS Corporation; (ii) 800 Shares owned by Barbara Nichols; and (iii) 53,319 Shares owned by ORIG.

2        Ocean Ridge disclaims beneficial ownership of 64,579 Shares, including:
         (i) 10,460 Shares owned by NTS Corporation; (ii) 800 Shares owned by Barbara Nichols; and (iii) 53,319 Shares owned by ORIG.

3 Includes: (i) 10,460 Shares owned by NTS Corporation; (ii) 800 Shares owned by Barbara Nichols; (iii) 53,319 Shares owned by ORIG and (iv) 95,793 Shares owned by Ocean Ridge.


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CUSIP No. 629419102                                                Page 5 of 11



         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  ORIG, LLC, a Kentucky limited liability company
--------------------------------------------------------------------------------


         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)      [   ]

                  (b)      [X]
--------------------------------------------------------------------------------


         3)       SEC Use Only
--------------------------------------------------------------------------------


         4)       Source of Funds: WC
--------------------------------------------------------------------------------


         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

         6) Citizenship or Place of Organization: Kentucky limited liability company

--------------------------------------------------------------------------------

         Number of Shares Beneficially Owned by Each Reporting Person With:

         7)       Sole Voting Power                  53,319
--------------------------------------------------------------------------------


         8)       Shared Voting Power                107,053(1)(2)
--------------------------------------------------------------------------------


         9)       Sole Dispositive Power             53,319
--------------------------------------------------------------------------------


         10)      Shared Dispositive Power           107,053(1)(2)
--------------------------------------------------------------------------------


         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  160,372(3)
--------------------------------------------------------------------------------


         12)      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares: [ ]

--------------------------------------------------------------------------------

         13)      Percent of Class Represented by Row (11): 5.03%
--------------------------------------------------------------------------------


         14)      Type of Reporting Person:  OO
--------------------------------------------------------------------------------


1 Includes: (i) 10,460 Shares owned by NTS Corporation; (ii) 95,793 Shares owned by Ocean Ridge; and (iii) 800 Shares owned by Barbara Nichols.

2 ORIG disclaims beneficial ownership of 107,053 Shares, including: (i) 10,460 Shares owned by NTS Corporation; (ii) 95,793 Shares owned by Ocean Ridge; and (iii) 800 Shares owned by Barbara Nichols.

3 Includes: (i) 10,460 Shares owned by NTS Corporation; (ii) 800 Shares owned by Barbara Nichols; (iii) 53,319 Shares owned by ORIG and (iv) 95,793 Shares owned by Ocean Ridge.



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CUSIP No. 629419102                                                Page 6 of 11


         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  NTS Corporation, a Kentucky corporation
--------------------------------------------------------------------------------


         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)     [   ]

                  (b)     [X]
--------------------------------------------------------------------------------


         3)       SEC Use Only
--------------------------------------------------------------------------------


         4)       Source of Funds: WC
--------------------------------------------------------------------------------


         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------


         6)       Citizenship or Place of Organization: Kentucky corporation

--------------------------------------------------------------------------------


         Number of Shares Beneficially Owned by Each Reporting Person With:

         7)       Sole Voting Power                  10,460
--------------------------------------------------------------------------------


         8)       Shared Voting Power                149,912(1)(2)
--------------------------------------------------------------------------------


         9)       Sole Dispositive Power             10,460
--------------------------------------------------------------------------------


         10)      Shared Dispositive Power           149,912(1)(2)
--------------------------------------------------------------------------------


         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  160,372(3)

--------------------------------------------------------------------------------

         12)      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares: [ ]

--------------------------------------------------------------------------------

         13)      Percent of Class Represented by Row (11): 5.03%

--------------------------------------------------------------------------------


         14)      Type of Reporting Person: PN

--------------------------------------------------------------------------------


1 Includes:(i) 800 Shares owned by Barbara Nichols; (ii) 53,319 Shares owned by ORIG and (iii) 95,793 Shares owned by Ocean Ridge.

2 NTS Corporation disclaims beneficial ownership of 149,912 Shares, including: (i) 800 Shares owned by Barbara Nichols; (ii) 53,319 Shares owned by ORIG and (iii) 95,793 Shares owned by Ocean Ridge.

3 Includes: (i) 10,460 Shares owned by NTS Corporation; (ii) 800 Shares owned by Barbara Nichols; (iii) 53,319 Shares owned by ORIG and (iv) 95,793 Shares owned by Ocean Ridge.


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CUSIP No. 629419102                                                 Page 7 of 11


ITEM 1.          SECURITY AND ISSUER.

         The title of the class of equity securities to which this Schedule 13D relates is common stock of NTS Mortgage Income Fund. The address of the Issuer's principal office is 10172 Linn Station Road, Louisville, Kentucky 40223.

ITEM 2.          IDENTITY AND BACKGROUND.

         The information required under this Item 2 is provided for each of the Reporting Persons and other persons required to be listed pursuant to Instruction C thereto on this Schedule 13D. The Reporting Persons are J.D. Nichols, ORIG, Ocean Ridge and NTS Corporation. The Reporting Persons may be deemed a "group" within the meaning of Section 13(d)(3) of the Exchange Act. The other persons required to be listed pursuant to Instruction C are: (i) BKK Financial, Inc., an Indiana corporation and the general partner of Ocean Ridge ("BKK"); (ii) Brian F. Lavin, an executive officer and stockholder of NTS Corporation; and (iii) Gregory A. Wells, an executive officer of NTS Corporation.

         Business and Background of Entities. The principal business of ORIG, Ocean Ridge and BKK is to invest in entities that own commercial and residential real estate. NTS Corporation, a Kentucky corporation, in addition to owning Shares in the Issuer, is the sole stockholder of: (i) NTS Capital Corporation, a Kentucky corporation which serves as the corporate general partner of several public limited partnerships affiliated with the Issuer, ORIG, Ocean Ridge and BKK; and (ii) NTS Development Company, a Kentucky corporation affiliated with the Issuer, several public limited partnerships, ORIG, Ocean Ridge and BKK, whose principal business is managing and developing real estate properties owned by the Issuer and affiliates of the Issuer.

         During the past five years, neither ORIG, Ocean Ridge, NTS Corporation nor BKK has been the subject of any criminal proceedings. During the past five years, neither ORIG, Ocean Ridge, NTS Corporation nor BKK has been a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. The address of ORIG, Ocean Ridge, NTS Corporation and BKK is 10172 Linn Station Road, Louisville, Kentucky 40223.

         Business and Background of Natural Persons.

         J.D. Nichols:
         ------------

           (a)-(c)   Mr. Nichols is the manager of ORIG. During the past
                     5 years, Mr. Nichols has served as Chairman of the Board of Directors of each of the following companies: (i) NTS Development Company; (ii) NTS Capital Corporation of which Mr. Nichols is the sole director; (iii) NTS Corporation; and (iv) BKK. Mr. Nichols is the sole director of NTS Corporation and owns 75% of its capital

CUSIP No. 629419102                                                 Page 8 of 11



                           stock. Mr. Nichols is also the sole director of BKK and controls 100% of its voting stock pursuant to a Voting Trust Agreement with his wife, Barbara Nichols, who is the owner of 100% of the voting stock of BKK. Mr. Nichols also serves as the managing general partner of several limited partnerships affiliated with the Issuer, ORIG, Ocean Ridge, NTS Corporation and BKK. The address of NTS Development Company, NTS Corporation, NTS Capital Corporation, and BKK is 10172 Linn Station Road, Louisville, Kentucky 40223.

                  (d) Mr. Nichols has not been the subject of any criminal proceedings.

                  (e) During the past five years, Mr. Nichols was not a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

                  (f)      Mr. Nichols is a citizen of the United States.

         Brian F. Lavin:
         ---------------

                  (a)-(c) Since February, 1999, Mr. Lavin has served as President and Chief Operating Officer of NTS Development Company, NTS Capital Corporation, NTS Corporation and BKK. Mr. Lavin also owns 15% of the membership interests in ORIG and 25% of the capital stock of NTS Corporation. From July, 1997 through February, 1999, Mr. Lavin served as Executive Vice President of NTS Development Company, NTS Capital Corporation and BKK. The address of NTS Development Company, NTS Capital Corporation and NTS Corporation is 10172 Linn Station Road, Louisville, Kentucky 40223. Prior to July, 1997, Mr. Lavin served as the Executive Vice President of Paragon Group, Inc. The principal business of Paragon Group, Inc. is real estate development. The address of Paragon Group, Inc., is 7557 Rambler Road, Dallas, Texas, 75231.

                  (d) Mr. Lavin has not been the subject of any criminal proceedings.

                 (e) During the past five years, Mr. Lavin was not a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

                 (f)     Mr. Lavin is a citizen of the United States.

         Gregory A. Wells:
         -----------------

                  (a)-(c) Since July, 1999, Mr. Wells has served as Senior Vice President and Chief Financial Officer of NTS Development Company, NTS Capital Corporation, NTS Corporation and BKK. The address of NTS Development Company, NTS Capital Corporation, NTS Corporation and BKK is 10172 Linn Station Road, Louisville, Kentucky 40223. From May, 1998 through July, 1999, Mr. Wells served as Chief

CUSIP No. 629419102                                                Page 9 of 11

         Financial Officer of Hokanson Companies, Inc. From January, 1995 until May, 1998, Mr. Wells served as Vice President and Treasurer of Hokanson Construction. The principal business of Hokanson Construction is construction of commercial buildings and residences, and the principal business of Hokanson Companies, Inc. is property management. The address of Hokanson Construction and Hokanson Companies, Inc. is 107 North Pennsylvania Street, Indianapolis, Indiana 46204.

                  (d) Mr. Wells has not been the subject of any criminal proceedings.

                 (e) During the past five years, Mr. Wells was not a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

                  (f) Mr. Wells is a citizen of the United States.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         ORIG used its working capital to purchase 5,787 Shares for $17,360.99.

ITEM 4.          PURPOSE OF TRANSACTION.

         Each of the Reporting Persons on this Schedule 13D has acquired its Shares with an investment intent consistent with the Issuer's business plan.

           ORIG acquired the Shares to provide liquidity for those stockholders wishing to sell their Shares and as an investment based on management's belief that the $3.00 per Share purchase price made them an attractive investment.

         (a) ORIG will try to continue to provide liquidity to stockholders wishing to sell their Shares in the future. At this point, however, none of the Reporting Persons has any specific plans or proposals that would result in the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

         (b) None of the Reporting Persons has any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer.

         (c) None of the Reporting Persons has any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer.

         (d) None of the Reporting Persons has any plans or proposals that relate to or would result in any change in the present board of directors or in the management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board..

         (e) None of the Reporting Persons has any plans or proposals that relate to or would result in any material change in the present dividend policy or indebtedness or capitalization of the Issuer.

CUSIP No. 629419102                                            Page 10 of 11

         (f) None of the Reporting Persons has any plans or proposals that relate to or would result in any other material change in the Issuer's structure or business.

         (g) None of the Reporting Persons has any plans or proposals that relate to or would result in any change in the Issuer's charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person.

         (h)-(j) Items (h) through (j) of this Item 4 are not applicable to the Isser because the Shares are not listed on a national securities exchange and are not quoted on an inter-dealer quotation system of a registered national securities association and because the Reporting Persons have no current plans or proposals to purchase Shares in the Issuer resulting in the Issuer's having fewer than three hundred (300) holders of record.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

         (a) Reference is hereby made to the Introduction and cover pages 3-6 attached hereto, which are incorporated hereby by reference.

         As of October 11, 2001, the number of outstanding Shares of the Issuer is 3,187,333. The number of Shares beneficially owned by the Reporting Persons is 160,372, or 5.03% of the outstanding Shares.

         (b) Reference is hereby made to the Introduction and cover pages 3-6 attached hereto, which are incorporated hereby by reference.

         (c) On October 11, 2001 ORIG purchased 5,787 Shares from one stockholder of the Issuer for a purchase price of $3.00 per Share which resulted in the Reporting Persons owning over 5% of the outstanding Shares, collectively. In addition to this transaction, ORIG purchased a total of 8,095 Shares from 8 limited partners in 8 separate transactions occurring within the last 60 days for total consideration of $24,285, or a purchase price per Share of $3.00. Other than these transactions, no transactions involving the Shares were effected by any Reporting Person during the past 60 days.

         (d)     None.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the agreements described under Item 6 of this Schedule 13D, the filers of this Schedule 13D are not aware of any other contract, arrangement, understanding or

CUSIP No. 629419102                                               Page 11 of 11



relationship relating, directly or indirectly, to any securities of the Issuer (whether or not legally enforceable) between any Reporting Person, any person listed in Item 2 hereof, and any other person.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         (1)      None.
         (2)      None.
         (3)      Joint Filing Agreement dated October 22, 2001.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 22, 2001                          J. D. NICHOLS

                                          By:    /s/ J.D. Nichols
                                                --------------------------------
                                                J. D. Nichols

                                          OCEAN RIDGE INVESTMENTS, LTD.

                                          By:   BKK Financial, Inc.
                                          Its:  General Partner

                                                By: /s/ J.D. Nichols
                                                   ----------------------------
                                                   J. D. Nichols
                                                   Its: Chairman of the Board

                                          ORIG, LLC

                                          By:    /s/ J.D. Nichols
                                                --------------------------------
                                                J. D. Nichols
                                          Its:  Manager


                                          NTS CORPORATION

                                          By:     /s/ J.D. Nichols
                                                --------------------------------
                                                J. D. Nichols
                                          Its:  Chairman of the Board

                                                                              13
                                                                       EXHIBIT 3



                             JOINT FILING AGREEMENT

                             JOINT FILING AGREEMENT

         The undersigned parties hereby agree that the Schedule 13D filed herewith relating to shares of common stock of NTS Mortgage Income Fund is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) on behalf of each such person.



October 22, 2001                        J. D. NICHOLS

                                        By:   /s/ J.D. Nichols
                                              ----------------------------------
                                              J. D. Nichols

                                        OCEAN RIDGE INVESTMENTS, LTD.

                                        By:   BKK Financial, Inc.
                                        Its:  General Partner

                                              By: /s/ J.D. Nichols
                                                  ------------------------------
                                                  J. D. Nichols
                                              Its: Chairman of the Board


                                        ORIG, LLC

                                        By:   /s/ J.D. Nichols
                                              ----------------------------------
                                              J. D. Nichols

                                        Its:  Manager

                                        NTS CORPORATION

                                        By:   /s/ J.D. Nichols
                                              ----------------------------------
                                              J. D. Nichols

                                        Its:     Chairman of the Board